SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o              No ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 01, 2015 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated October 01, 2015 the Company´s Board of Directors call to an Ordinary and Extraordinary Shareholders’ Meeting to be held on October 30, 2015, at 1:00 p.m., at the Company’s registered office located at Bolívar 108 1st Floor, City of Buenos Aires, to discuss the following agenda:
1. Appointment of two shareholders to sign the meetings’ minutes.

2. Consideration of documents contemplated in Section 234, paragraph 1, of the Argentine Companies Law No. 19,550 for the fiscal year ended June 30, 2015.

3. Consideration of Board of Directors’ performance.

4. Consideration of Supervisory Committee’s performance.

5. Treatment and allocation of net income for the fiscal year ended June 30, 2015 for $520,161 thousand. Consideration of payment of a cash dividend for up to $72,000 thousand.

6. Consideration of compensation payable to the Board of Directors for $18,596,284 (total compensation) for the fiscal year ended June 30, 2015. Delegation on the Board of Directors of powers to approve the Audit Committee’s budget.

7. Consideration of compensation payable to the Supervisory Committee for the fiscal year ended June 30, 2015.

8. Determination of the number and election of Regular Directors and Alternate Directors, as applicable.

9. Appointment of Regular and Alternate Members of the Supervisory Committee.

10. Appointment of Certifying Accountant for the next fiscal year and determination of its compensation. Delegation of powers.

11. Updating of report on Shared Services Agreement.

12. Treatment of amounts paid as personal assets tax levied on the shareholders.

13. Consideration of renewal of delegation on the Board of Directors of the powers to determine the time and currency of issue and further terms and conditions of the notes to be issued under the Global Note Program for up to US$ 300,000,000 currently outstanding, in accordance with the resolutions adopted at the Shareholders’ Meeting dated October 31, 2011.

14. Consideration of Special Merger Financial Statements of Unicity SA; Special Merger Financial Statements of Solares de Santa María SA; Special Spin-Off Financial Statements of E-Commerce Latina SA; Special Spin-off-Merger Financial Statements of E-Commerce Latina SA; Special Merger Individual Financial Statements of IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) and Consolidated Financial Statements of IRSA for Merger with Solares de Santa María SA and Unicity SA and Spin-Off-Merger with E-Commerce Latina SA prepared as of June 30, 2015, as well as Supervisory Committee’s and Auditor’s Reports. Consideration of preliminary merger agreement with Solares de Santa María SA and Unicity SA and preliminary spin-off-merger agreement with E-Commerce Latina SA and further documents. Authorizations and delegations of powers. Appointment of representative to execute final agreement and carry out additional proceedings.

Note: The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA which should be submitted for deposit at Florida 537 Floor 18, City of Buenos Aires (4322-0033) from 9:30 am to 6:00 pm no later than October 26, 2015. An acknowledgement of admission to the Shareholders’ Meeting shall be furnished. Upon considering items 11, 12 and 14, the Shareholders’ Meeting shall hold session in the nature of an extraordinary meeting which shall require that quorum be 60%. Pursuant to Section 22, Chapter II, Title II of the CNV Rules (2013 revision) upon registration for attending the meeting, the shareholders shall provide the following data: first and last name or full corporate name; identity document type and number in the case of physical persons, or registration data in the case of artificial persons, specifying the Register where they are recorded and their jurisdiction and domicile, and indicating their nature. Identical data shall be furnished by each person who attends the Shareholders’ Meeting as representative of any shareholder. Moreover, the Shareholders are reminded that pursuant to the provisions of Section 24, Chapter II, Title II of the CNV Rules, (2013 revision) if the shareholders were companies organized abroad under any form or pattern, upon registering for attending the shareholders’ meeting they shall identify the final beneficial holders of the shares of stock of the foreign company and the number of shares that will be voted. The representative appointed to make the voting at the Shareholders’ Meeting shall be registered in accordance with Section 118 or 123 of the Argentine Companies Law. Eduardo Sergio Elsztain, Chairman appointed by the Shareholders’ Meeting dated October 31, 2012 and distribution of Board offices dated November 1, 2012.

  SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors
Dated: October 1, 2015